OMB APPROVAL
                                                     OMB Number:  3235-0145
                                                     Expires: October 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                              (Amendment No. _3_)*

                          REUTER MANUFACTURING COMPANY
     --------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     761323-10-4
                              -------------------------
                                 (CUSIP Number)

                               Bradley A. Erickson
              730 East Lake Street, Wayzata, MN 55391 612-473-8367
               --------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                December 31, 1996
                       ---------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

     Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     CUSIP No. 761323-10-4               13D                   Page 2 of 8 pages

     Note:   Six copies  of this statement,  including all  exhibits, should  be
     filed with the Commission.   See  Rule 13d-1(a) for  other parties to  whom
     copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 761323-10-4               13D                   Page 3 of 8 pages

       1               NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Perkins Capital Management, Inc.
                       41-1501962


       2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) (X)

                                             (b) ( )



       3               SEC USE ONLY



       4               SOURCE OF FUNDS*

                       00


       5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO              ( )
                       ITEMS 2(d) or 2(e)




       6               CITIZENSHIP OR PLACE OF ORGANIZATION

                       730 East Lake Street, Wayzata, MN  55391-1769






                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     CUSIP No. 761323-10-4               13D                   Page 4 of 8 pages

         NUMBER OF     7             SOLE VOTING POWER

          SHARES                     8,000

       BENEFICIALLY
                       8             SHARED VOTING POWER
       OWNED BY EACH
                                     0
        REPORTING

                       9             SOLE DISPOSITIVE POWERPERSON WITH

                                     324,450

                       10            SHARED DISPOSITIVE POWER

                                     0


       11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       324,450


       12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*             ( )



       13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.2%
       14              TYPE OF REPORTING PERSON*

                       IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     CUSIP No. 761323-10-4               13D                   Page 5 of 8 pages

       1               NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Richard W. Perkins
                       ###-##-####


       2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) (X)

                                             (b) ( )



       3               SEC USE ONLY



       4               SOURCE OF FUNDS*

                       AF


       5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO              ( )
                       ITEMS 2(d) or 2(e)




       6               CITIZENSHIP OR PLACE OF ORGANIZATION

                       730 East Lane Street, Wayzata, MN  55391-1769






                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     CUSIP No. 761323-10-4               13D                   Page 6 of 8 pages

         NUMBER OF     7             SOLE VOTING POWER

          SHARES                     246,200

       BENEFICIALLY
                       8             SHARED VOTING POWER
       OWNED BY EACH
                                     0
        REPORTING

                       9             SOLE DISPOSITIVE POWERPERSON WITH

                                     246,200

                       10            SHARED DISPOSITIVE POWER

                                     0


       11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       246,200


       12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*             ( )



       13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.7%
       14              TYPE OF REPORTING PERSON*

                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     CUSIP No. 761323-10-4               13D                   Page 7 of 8 pages

     ITEM 1.  SECURITY AND ISSUER.

              (a)     Common Stock, $.1875 par value

              (b)     Reuter Manufacturing Company
                      410 Eleventh Ave. S.
                      Hopkins, MN  55343

     ITEM 2.  IDENTITY AND BACKGROUND.

              (a)     The names of the persons filing are:

                      Perkins Capital Management, Inc.
                      Richard W. Perkins

              (b) The filing persons' business address is 730 East Lake Street, Wayzata, MN 55391

              (c)     Perkins  Capital   Management,  Inc.   is  an   investment
                      advisor.

                      Richard  W.  Perkins  is  President  of  Perkins   Capital
                      Management, Inc., an investment advisor.

              (d) The named persons have never been convicted in a criminal proceeding.

              (e) No named person has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)     The named persons are citizens of the United States.


     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The  event   requiring  the  filing  of  this   statement  is  the
              acquisition of securities of the issuer with personal funds or investment funds.

     ITEM 4.  PURPOSE OF TRANSACTION.

              Investment in securities of the issuer.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              Richard W. Perkins beneficially owns 246,200 shares of the Issuer's common stock, representing 7.7% shares of Common Stock outstanding including:

              20,000 held by various trusts of which Mr. Richard W. Perkins is the sole trustee.

              15,000 shares by the Perkins Foundation.

     CUSIP No. 761323-10-4               13D                   Page 8 of 8 pages

              209,200 shares by Perkins and Partners, Inc., a corporation owned solely by Mr. Richard W. Perkins

              Mr. Richard W. Perkins has sole dispositive power and sole voting power over these 239,200 shares. Mr. Richard W. Perkins disclaims beneficial interest in the shares claimed by Perkins Capital Management, Inc. in this 13D filing.

              Perkins Capital Management, Inc. has sole dispositive power over 324,450 shares of the common stock outstanding of the issuer and sole voting power over 8,000 of such shares. Perkins Capital
              Management, Inc. disclaims beneficial interest in the shares claimed by Richard W. Perkins in this 13D filing.

     ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
              ------------------------------------------------------------------

              None


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

              None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:    February 6, 1997

                                       /s/ Bradley A. Erickson
                                       -----------------------
                                       Bradley A. Erickson


     This statement is being filed on behalf of each of the undersigned.



                                       /s/ Bradley A. Erickson
     ---------------------------       --------------------------------------
     Richard W. Perkins                Perkins Capital Management, Inc.
                                       By Bradley A. Erickson, Vice President